UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3 )

Artisoft Inc.

(Name of Issuer)

Common Stock, $ .01 Par Value
(Title of Class of Securities)

009370107
(CUSIP Number)

with a copy to:
Austin W. Marxe				Allen B. Levithan, Esq.
153 East 53rd Street			Lowenstein Sandler PC
New York, New York  10022		65 Livingston Avenue
Roseland, New Jersey  07068
(973) 597-2424

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2002
(Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ?

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




Cusip No.   003970107
1.	Names of Reporting Persons.  I.R.S. Identification Nos. of above persons (entities only):

Austin W. Marxe and David M. Greenhouse


2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a)	[    ]	 	Not Applicable
(b)	[    ]

3.	SEC Use Only

4.	Source of Funds (See Instructions):  00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
2(d) or 2(e):
Not Applicable

6.	Citizenship or Place of Organization:	    United States

Number of	7.	Sole Voting Power:	*
Shares Beneficially	8.	Shared Voting Power:             11,429,827*
Owned by
Each Reporting	9.	Sole Dispositive Power:	*
Person With	10.	Shared Dispositive Power:      11,429,827*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
11,429,827*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions):		               Not Applicable

13.	Percent of Class Represented by Amount in Row (11):    46.0% *

14.	Type of Reporting Person (See Instructions):       IA, IN


* This is a joint filing by Austin W. Marxe ("Marxe") and David M. Greenhouse ("Greenhouse"). Marxe and Greenhouse share sole voting and investment power over 762,400 shares of Common Stock, 380,000 shares of Preferred Stock convertible into 904,762 shares of common stock and 380,000 warrants owned by Special Situations Cayman Fund, L.P., 2,642,707 shares of Common Stock, 1,140,000 shares of Preferred Stock convertible into 2,714,286 shares of common stock and 1,140,000 Warrants owned by Special Situations Fund III, L.P., 628,100 shares of Common Stock, 380,000 share of Preferred Stock convertible into 904,762 shares of common stock and 380,000 Warrants owned by Special Situations Private Equity Fund, L.P., and 296,620 shares of Common Stock, 200,000 shares of Preferred Stock convertible into 476,190 shares of common stock and 200,000 Warrants owned by Special Situations Technology Fund, L.P. See Items 2 and 5 of this Schedule 13D for additional information.


Item 1.	Security and Issuer.
This schedule related to the preferred stock and warrants of Artisoft, Inc. (the "Issuer"). The Issuer's principal executive officers are located at 2202 North Forbes Blvd. Tucson, AZ 85745

Item 2.	Identity and Background.
The persons filing this report are Austin W. Marxe ("Marxe") and David M. Greenhouse ("Greenhouse"), who are the controlling principals of AWM Investment Company, Inc. ("AWM"), the general partner of and investment adviser to Special Situations Cayman Fund, L.P. ("Cayman"). AWM also serves as the general partner of MGP Advisers Limited Partnership ("MGP"), the general partner of and investment adviser to Special Situations Fund III, L.P. ("SSF3"). Marxe and Greenhouse are also members of MG Advisers L.L.C. ("MG"), the general partner of and investment adviser to Special Situations Private Equity Fund, L.P. ("SSPE"), and members of SST Advisers, L.L.C. ("SSTA"), the general partner of and investment adviser to Special
Situations Technology Fund, L.P. ("Technology").   (SSF3, Cayman, SSPE and
Technology will hereafter be referred to as, the "Funds").

The principal office and business address of the Reporting Persons, is 153 East 53rd Street, 55th Floor, New York NY 10022.

The principal business of each Fund is to invest in equity and equity-related securities and other securities of any kind or nature.

Mr. Marxe and Mr. Greenhouse have never been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor have either of them been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Marxe and Mr. Greenhouse are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.
Each Fund utilized its own available net assets to purchase the securities referred to in this Schedule.

Item 4.	Purpose of Transaction.

The securities referred to in this Schedule have been acquired by each of the Funds for investment purposes and not with the purpose or effect of changing or influencing control of the Issuer. Each Fund acquired the securities in the ordinary course of business and is holding the securities for the benefit of its investors.



Item 5.	Interest in Securities of the Issuer.

Cayman owns shares 762,400 of Common Stock, 380,000 shares of Preferred Stock convertible into 904,762 shares of common stock and 380,000 warrants, or 10.8% of the shares outstanding, SSF3 owns 2,642,707 shares of Common Stock, 1,140,000 shares of Preferred Stock convertible into 2,714,286 shares of common stock and 1,140,000 Warrants, or 30.1% of the shares outstanding, SSPE owns 628,100 shares of Common Stock, 380,000 share of Preferred Stock convertible into 904,762 shares of common stock and 380,000 Warrants, or 10.0% of the outstanding shares and Technology owns 296,620 shares of Common Stock, 200,000 shares of Preferred Stock convertible into 476,190 shares of common stock and 200,000 Warrants or 5.3% of the shares outstanding. Messrs. Marxe and Greenhouse share the power to vote and direct the disposition of all shares of Common Stock owned by each of the Funds. Messrs. Marxe and Greenhouse are deemed to beneficially own a total of 4,329,827 shares of Common Stock, 2,100,000 shares of Preferred Stock convertible into 5,000,000 shares of common stock and 2,100,000 Warrants or 46.0% of the outstanding shares.


The following table reflects the acquisitions and dispositions by each of the Funds during the sixty days preceding the date of the event that requires the filing of this statement (each of which were effected in ordinary brokers transactions):


A.  Special Situations Cayman Fund, L.P.

Date
Quantity
Average Price

12/02
(Purchases)
295,000

$.25




Date
Quantity
Average Price

(Sales)



B.  Special Situations Private Equity Fund, L.P.

Date
Quantity
Average Price

12/02
(Purchases)
261,600

$.25

Date

Quantity

Average Price

(Sales)



C.  Special Situations Technology Fund, L.P.

Date
Quantity
Average Price

12/02
(Purchases)
115,220

$.25

Date

Quantity

Average Price

(Sales)



D.  Special Situations Fund III, L.P.

Date
Quantity
Average Price

11/02
(Purchases)
130,407

$.49
12/02

Date
965,000

Quantity
$.25

Average Price

(Sales)

11/02                            6,900                                $.49


Item 6.	Contracts, Arrangements, Understandings or Relationships With
Respect to Securities of the Issuer.

No contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between Messrs. Marxe and Greenhouse and any other individual or entity.

Item 7.	Material to be Filed as Exhibits.

Joint Filing Agreement.


Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 12, 2003




/s/_Austin W. Marxe
Austin W. Marxe



/s/_David M. Greenhouse
David M. Greenhouse






Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).


JOINT FILING AGREEMENT


Austin W. Marxe and David M. Greenhouse hereby agree that the Schedule 13D to which this agreement is attached is filed on behalf of each of them.



/s/_Austin W. Marxe
Austin W. Marxe



/s/_David M. Greenhouse
David M. Greenhouse






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